Exhibit 99.1

Descartes Acquires Oz Development, Inc.
Strengthens e-Commerce Fulfilment Capabilities on the Global Logistics Network

WATERLOO, Ontario, November 25, 2015 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Oz Development, Inc. (“Oz”), a leading US-based provider of application integration solutions that help small-to-medium sized businesses (“SMBs”) automate a number of logistics and supply chain processes.

For over 10 years, Oz has been helping a growing SMB community connect to, and integrate with, leading ERP, CRM, e-commerce and supply chain platforms. Oz’s strong partnerships with key SMB channels, such as UPS and NetSuite, have helped it build this community to include nearly 7,000 end customers.  Oz’s solutions address a number of pain points for e-commerce shippers by automating logistics and supply chain processes, including order fulfilment, inventory management/scanning, and shipping.

“The e-commerce market in North America continues to grow as consumer buying patterns and expectations evolve,” said Ken Wood, Executive Vice President Product Management at Descartes. “A large portion of this growth in the market is being addressed by the SMB community, where companies typically don’t have a fleet of vehicles and rely on third parties, such as UPS, for the final-mile delivery.  By combining with Oz, we can better address this segment of the retail community and extend the reach of our Global Logistics Network to drive more logistics messaging and application adoption.”

"We welcome the Oz employees, customers and partners to the Descartes community," said Edward J. Ryan, Descartes' CEO. "The Oz team brings deep domain expertise to Descartes for supply chain challenges in the SMB market.  We’re excited by the opportunity to leverage this domain expertise to expand beyond what Oz does today and to provide Oz’s customers with access to the complementary solutions available on Descartes' Global Logistics Network.”

Oz is headquartered in Westborough, Massachusetts. The purchase price for the acquisition was approximately US$29.5 million, which was paid in cash.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Oz

For more information about Oz, visit http://www.ozdevelopment.com/.

The Descartes Systems Group Inc. |  TSX: DSG |  NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |  TSX: DSG |  NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com